UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 7)
                    Under the Securities Exchange Act of 1934

                             HAWAIIAN HOLDINGS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   419879-101
                                 (CUSIP Number)

                             Thomas X. Fritsch, Esq.
                                885 Third Avenue
                                   34th Floor
                            New York, New York 10022
                            Tel. No.: (212) 888-5500

                                 With a copy to:
                             Judith R. Thoyer, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                         New York, New York, 10019-6064
                            Tel. No.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 August 29, 2002
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       This document consists of 10 pages

CUSIP No. 419879-101                                          Page 2 of 10 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AIRLINE INVESTORS PARTNERSHIP, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A)     [_]
                                                                (B)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
              NUMBER OF                 7       SOLE VOTING POWER
                SHARES
          BENEFICIALLY OWNED                    0
          BY EACH REPORTING             ----------------------------------------
                PERSON                  8       SHARED VOTING POWER
                 WITH
                                                --
                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                0
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                --
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No. 419879-101                                          Page 3 of 10 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AIP GENERAL PARTNER, INC.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A)     [_]
                                                                (B)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
              NUMBER OF                 7       SOLE VOTING POWER
                SHARES
          BENEFICIALLY OWNED                    0
          BY EACH REPORTING             ----------------------------------------
                PERSON                  8       SHARED VOTING POWER
                 WITH
                                                --
                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                0
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                --
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP No. 419879-101                                          Page 4 of 10 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AIP, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A)     [_]
                                                                (B)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
              NUMBER OF                 7       SOLE VOTING POWER
                SHARES
          BENEFICIALLY OWNED                    14,159,403
          BY EACH REPORTING             ----------------------------------------
                PERSON                  8       SHARED VOTING POWER
                 WITH
                                                --
                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                14,159,403
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                --
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,433,412
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO (limited liability company)
--------------------------------------------------------------------------------

CUSIP No. 419879-101                                          Page 5 of 10 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         JOHN W. ADAMS
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A)     [_]
                                                                (B)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
              NUMBER OF                 7       SOLE VOTING POWER
                SHARES
          BENEFICIALLY OWNED                    14,433,412
          BY EACH REPORTING             ----------------------------------------
                PERSON                  8       SHARED VOTING POWER
                 WITH
                                                --
                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                14,433,412
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                --
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,433,412
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP No. 419879-101                                          Page 6 of 10 Pages

                         AMENDMENT NO. 7 TO SCHEDULE 13D

         This is Amendment No. 7 (this "Amendment") to the Schedule 13D filed by the Reporting Parties with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Hawaiian Holdings, Inc., a Delaware corporation (the "Company"), dated as of January 18, 1996, as amended by Amendment No. 1, dated as of January 31, 1996, as amended by Amendment No. 2, dated as of December 19, 2001, as amended by Amendment No. 3, dated as of April 22, 2002, as amended by Amendment No. 4, dated as of May 7, 2002, as amended by Amendment No. 5, dated as of May 31, 2002, and as amended by Amendment No. 6, dated as of July 11, 2002 (the "Original Schedule 13D").

ITEM 1.  SECURITY AND ISSUER.

         Item 1 is hereby amended and supplemented by inserting at the end thereof the following:

         On August 29, 2002, Hawaiian Airlines, Inc., a Hawaii corporation ("Hawaiian"), was reorganized into a holding company structure (the "Reorganization"), whereby Hawaiian became a wholly owned subsidiary of the Company and the shareholders of the Hawaiian became shareholders of the Company. At the time of the Reorganization, the Common Stock, par value $.01 per share, of Hawaiian ("Hawaiian Common Stock") was registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of the Reorganization, the Common Stock is deemed registered pursuant to
Section 12(b) of the Exchange Act pursuant to Rule 12g-3 under the Exchange Act because the Company is the successor issuer of Hawaiian.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended to remove each of Airline Investors Partnership, L.P., a Delaware limited partnership ("AIP"), and AIP General Partner, Inc., a Delaware corporation ("AIP GP"), as Reporting Parties and is hereby further amended and supplemented by inserting at the end thereof the following:

         (a)-(c) As more fully described in Item 4 below, on August 29, 2002, as part of the Reorganization, AIP LLC, a Delaware limited liability company ("AIP LLC") acquired 14,159,403 shares of Common Stock. AIP LLC's principal business and office address is 885 Third Avenue, 34th Floor, New York, New York 10022. AIP LLC was formed for the purpose of holding stock of the Company. John
W. Adams is also the Chairman, Chief Executive Officer and President of the Company and Hawaiian and is the managing and sole voting member of AIP LLC.

         (d) During the last 5 years, AIP LLC has not been involved in a criminal proceeding.

         (e) During the last 5 years, AIP LLC has not been a party to a civil proceeding resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and supplemented by inserting at the end thereof the following:

         As more fully described in Item 4 below, in the Reorganization, each of AIP LLC and Mr. Adams received one share of Common Stock in exchange for each share of Hawaiian Common Stock

CUSIP No. 419879-101                                          Page 7 of 10 Pages

and each share of special preferred stock of Hawaiian owned by it or him, as the case may be, immediately prior thereto.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended and supplemented by inserting at the end thereof the following:

         The Reorganization was completed in accordance with (i) the Agreement and Plan of Merger, dated as of May 2, 2002 (the "Hawaiian Merger Agreement"), by and among Hawaiian, the Company and HA Sub Inc., and (ii) the Agreement and Plan of Merger, dated as of May 2, 2002 (the "AIP Merger Agreement"), by and among the Company, AIP GP, AIP, Inc. and AIP Merger Sub, Inc.

         Immediately prior to the Reorganization, the shareholders of AIP GP and AIP, Inc., a Delaware corporation and the sole limited partner of AIP ("AIP Inc."), formed AIP LLC for the purpose of holding the capital stock of each of AIP GP and AIP Inc., and thereafter AIP was dissolved and the shares of Hawaiian Common Stock, together with the rights to purchase the preferred stock of Hawaiian attached thereto, that AIP held at such time were distributed to AIP GP and AIP Inc. as a result thereof. Pursuant to the AIP Merger Agreement, AIP GP was merged with and into AIP, Inc. Immediately thereafter, the Company acquired, indirectly through a merger of a subsidiary with and into AIP Inc., all of the shares of Hawaiian Common Stock, together with the rights to purchase the preferred stock of Hawaiian attached thereto, that were previously held by AIP. In exchange, AIP LLC received the same number of shares of Common Stock that AIP owned of Hawaiian Common Stock immediately prior to the exchange.

         Pursuant to the Hawaiian Merger Agreement, the Company acquired the remaining shares of Hawaiian Common Stock and all of the shares of special preferred stock of Hawaiian through a merger of another subsidiary with and into Hawaiian, with each of these shares, including such shares held by Mr. Adams, together with the rights to purchase the preferred stock of Hawaiian attached to each share of Hawaiian Common Stock, being converted into one share of Common Stock. The Company also issued to AIP LLC and each of the three labor unions having the right to nominate individuals to the Board of Directors of the Company a number of shares of a corresponding series of the special preferred stock of the Company equal to the number of shares of the special preferred stock of Hawaiian that they held immediately prior to the Reorganization. After the completion of the Reorganization, AIP LLC and each other shareholder of the Company, including Mr. Adams, held the same relative percentage of Common Stock as AIP and each other shareholder of Hawaiian, including Mr. Adams, owned of Hawaiian Common Stock and special preferred stock of Hawaiian immediately prior to the Reorganization, respectively.

         The foregoing discussion of the AIP Merger Agreement and the Hawaiian Merger Agreement is qualified in its entirety by reference to each such agreement filed as EXHIBIT 1 and EXHIBIT 2, respectively, to Amendment No. 4, dated as of May 7, 2002, and incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Item 5(a) is hereby amended and supplemented by inserting at the end thereof the following:

         According to Form 10-Q filed by Hawaiian with the Securities and Exchange Commission on August 14, 2002, there were 27,814,143 shares of Common Stock outstanding. In addition, seven shares of Common Stock were issued in the Reorganization to the former holders of

CUSIP No. 419879-101                                          Page 8 of 10 Pages

shares of Hawaiian special preferred stock. As a result, there were approximately 27,814,150 shares of Common Stock outstanding immediately after the Reorganization.

         As a result of the completion of the Reorganization, AIP and AIP GP are the beneficial owners of zero shares of Common Stock, which constitute 0.0% of the outstanding shares of Common Stock.

         As a result of the completion of the Reorganization, AIP LLC is the beneficial owner of 14,159,403 shares of Common Stock, which constitute approximately 50.9% of the outstanding shares of Common Stock.

         As a result of the completion of the Reorganization, Mr. Adams is the beneficial owner of 14,433,412 shares of Common Stock, which constitute approximately 51.4% of the outstanding shares of Common Stock.

         (b) Item 5(b) is hereby amended and supplemented by inserting at the end thereof the following:

         As a result of the completion of the Reorganization, AIP and AIP GP have sole power to vote and to dispose of zero shares of Common Stock.

         As a result of the completion of the Reorganization, AIP LLC has the sole power to vote and to dispose of 14,159,403 shares of Common Stock.

         As a result of the completion of the Reorganization, Mr. Adams has the sole power to vote and to dispose of 14,433,412 shares of Common Stock.

         (e) Item 5(e) is hereby amended and supplemented by inserting at the end thereof the following:

         As more fully described in Item 4 above, on August 29, 2002, as part of the Reorganization, each of AIP and AIP GP ceased to be the beneficial owners of more than 5% of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented by inserting at the end thereof the following:

         On August 29, 2002, the Company and AIP LLC entered into a registration rights agreement (the "Registration Rights Agreement") containing terms and conditions that were substantially the same as the then existing registration rights agreement between Hawaiian and AIP. The Registration Rights Agreement requires the Company at its expense to register all or a portion of the shares of Common Stock held by AIP LLC. Under the Registration Rights Agreement, AIP LLC will have the right, at its request, to require the Company to register these shares for resale on up to two occasions, subject to specified limitations. In addition, AIP LLC will have the right to have these shares registered for resale at any time the Company seeks to register any shares of Common Stock prior to February 1, 2006, subject to specified limitations.

         In addition, on August 29, 2002, the Company and AIP LLC became parties to the existing stockholders agreement among Hawaiian, AIP and the three labor unions having board

CUSIP No. 419879-101                                          Page 9 of 10 Pages

nomination rights (the "Joinder"). Pursuant to the Joinder, the Company assumed all the rights and obligations of Hawaiian under the existing stockholders agreement, and AIP LLC assumed all the rights and obligations of AIP under the existing stockholders agreement. As a result, after the completion of the Reorganization, the relative governance rights of AIP LLC and these three labor unions in the Company were substantially the same as those of AIP and these three labor unions in Hawaiian immediately prior to the Reorganization.

         The foregoing discussion of the Registration Rights Agreement and the Joinder is qualified in its entirety by reference to each such agreement filed as EXHIBIT 1 and EXHIBIT 2, respectively, to this Amendment and incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following materials are filed herewith as exhibits:

        EXHIBIT
         NUMBER            DOCUMENT DESCRIPTION
         ------            --------------------

         1 Registration Rights Agreement, dated as of August 29, 2002, between Hawaiian Holdings, Inc. and AIP, LLC.*

         2 Joinder to the Stockholders Agreement, dated as of August 29, 2002, made by Hawaiian Holdings, Inc. and AIP, LLC.*

---------------------------
* Incorporated by reference to the Current Report of Form 8-K filed by Hawaiian Holdings, Inc. with the Commission on August 30, 2002.

CUSIP No. 419879-101                                         Page 10 of 10 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 9, 2002

                                       AIP LLC


                                       By: /s/ John W. Adams
                                           ------------------------------------
                                           Name:  John W. Adams
                                           Title:  Managing Member


                                           /s/ John W. Adams
                                           ------------------------------------
                                           John W. Adams